UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, November 21, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Sra. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:      Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Re.: Official Letter B3 994/2019-SLS

Dear Sirs,

We refer to Official Letter 994/2019 – SLS sent by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), whereby Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) is requested to disclose the procedures and schedule that will be adopted to have its shares trade at a price equal to or higher than R$1.00 (i) on or prior to May 7, 2020; or (ii) by the date of the first general meeting held following receipt of this notification, whichever occurs first.

In this regard, the Company informs that, if the price of its shares does not consistently remain at a level above R$1.00 after the implementation of the next steps provided for in the strategic plan already disclosed to the market, it intends to propose to the Board of Directors of the Company that, at the time of the Annual General Meeting to be held in April 2020, an item be included in the agenda to address the reverse split of its shares, pursuant to the applicable regulations.

These being the clarifications we have for the moment, we remain available for any further clarification as may be necessary.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Official Letter B3 994/2019-SLS (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Marcelo Augusto Salgado Ferreira

Name: Marcelo Augusto Salgado Ferreira

Title: Investor Relations Officer